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                                                      PURSUANT TO RULE 424(b)(2)
                                            REGISTRATION STATEMENT NO. 333-33774


                           PROSPECTUS SUPPLEMENT NO. 5

                       TO PROSPECTUS DATED APRIL 19, 2000,
              PROSPECTUS SUPPLEMENT NO. 1 DATED NOVEMBER 16, 2000,
              PROSPECTUS SUPPLEMENT NO. 2 DATED JULY 19, 2001, AND
                PROSPECTUS SUPPLEMENT NO. 3 DATED AUGUST 20, 2001
              PROSPECTUS SUPPLEMENT NO. 4 DATED SEPTEMBER 28, 2001


                                1,518,519 SHARES

                          ADVANCED VIRAL RESEARCH CORP.

                                  COMMON STOCK

         You should read this prospectus supplement no. 5 along with the accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement no. 5 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4. We have not authorized anyone else to provide you with different or additional information.

         This prospectus supplement no. 5 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4 do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement no. 5 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4 do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

         Information in this prospectus supplement no. 5 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4 may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement no. 5 or the accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4 or the sale of the common stock as an indication that there has been no change in our affairs since that date.

         Our principal executive offices are located at 200 Corporate Boulevard South, Yonkers, New York 10701. Our telephone number is (914) 376-7383.

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         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS.

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         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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        THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 5 IS DECEMBER 17, 2001

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                                   THE COMPANY

         On July 30, 2001, we submitted an IND application to the FDA to begin Phase I clinical trials of Product R as a topical treatment for genital warts caused by the human papilloma virus (HPV) infection. In September 2001, our IND application to the FDA for Product R as a topical therapy for genital warts was cleared for Phase I clinical trials, which are currently underway. With the guidance of our FDA consultants, GloboMax, we have initiated Phase I safety studies for the topical application of Product R in humans. The Phase I initial trials are placebo controlled, open label dose escalation safety studies in healthy volunteers. These studies are being conducted in the United States. We do not know what the actual cost of such trials will be. We need additional funding to continue and/or complete such human clinical trials. Such funding may not be available to us, which may force us to reduce our operations.

         On December 3, 2001, William Bregman ("Bregman"), Bernard Friedland ("Friedland") and Louis Silver ("Silver") resigned as officers and directors of Advanced Viral upon the terms and conditions of separate Severance Agreements (the "Severance Agreements"), and James F. Dicke II, Christopher Forbes, David Seligman, and Eli Wilner were appointed to the board of directors of Advanced Viral. The resignations of Messrs. Bregman, Friedland and Silver were not due to any disagreement with Advanced Viral on any matter relating to Advanced Viral's operations, policies or practices.

         The Severance Agreements provide for, among other things, the payment of $150,000 in one lump sum to each of Messrs. Bregman and Friedland, and the payment of $2,500 to Mr. Silver, in consideration for their resignation as directors and/or officers of Advanced Viral and its subsidiary. In addition, the Severance Agreements provide as follows:

         o That Bregman and Friedland shall have the combined right until November 29, 2003 to appoint one additional member to the Board of Directors of Advanced Viral reasonably acceptable to Advanced Viral, so long as both Bregman and Friedland own shares of Advanced Viral. The Bregman/Friedland designee, if appointed, shall serve on Advanced Viral's Board of Directors until his successor is duly elected and qualified, and may be removed as a member of the Board of Directors of Advanced Viral, with or without cause, by the affirmative vote of the members of Advanced Viral's then Board of Directors at any time following the date which is the earlier to occur of: (i) November 29, 2003 or (ii) the complete divestiture of both Bregman's and Friedland's ownership in Advanced Viral.

         o All agreements regarding the voting or disposition of shares of common stock of Advanced Viral held by each of Bregman and Friedland are terminated.

         o Advanced Viral shall have a right of first refusal to purchase shares of common stock owned by Bregman and Friedland upon the receipt by Bregman or Friedland, as the case may be, of a bona fide offer from an unrelated third party to purchase such shares in an "on-the-market" or "off-the-market" transaction, upon the terms set forth in the Severance Agreements.

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         o  With respect to the election of directors and compensation packages for directors of Advanced Viral, each of Bregman and Friedland agreed to grant Advanced Viral an irrevocable proxy to vote all the shares of its common stock they beneficially own at any annual, special or adjourned meeting of the stockholders of Advanced Viral until the earlier to occur of November 29, 2003 or, as to those shares sold, the date of the sale of such shares by Bregman or Friedland, as the case may be, to one or more unrelated third parties in a bona fide sale after Bregman or Friedland, as the case may be, shall have first complied with Advanced Viral's right of first refusal described in the Severance Agreements.

         o Advanced Viral agreed, to the fullest extent permitted by Delaware law and its charter documents, to indemnify each of Bregman, Friedland and Silver for all amounts (including reasonable attorneys' fees) incurred or paid in connection with any action, proceeding, suit or investigation arising out of or relating to their performance of services for Advanced Viral.

         o Advanced Viral agreed to continue the directors' and officers' liability insurance for each of Bregman, Friedland and Silver until November 29, 2007.

         In connection with the Severance Agreements, Advanced Viral obtained a loan in the amount of $200,000 from an affiliate, as evidenced by a Demand Promissory Note (the "Note"). Advanced Viral is obligated to repay the Note upon the receipt by Advanced Viral of proceeds upon the consummation of new financing. The proceeds of this offering will be used to repay the Note.

                                 USE OF PROCEEDS

         We will use $200,000 of the net proceeds of this offering of our common stock to repay the Note described above, and the remainder of the net proceeds shall be used as described in the prospectus. See "Use of Proceeds" beginning on page 7 of the prospectus.

                                HIGH RISK FACTORS

         As of the date of this prospectus, we do not have sufficient funds to sustain our operations, nor do we have funds to pay our debts as they become due. During the next 12 months, we expect to incur significant expenditures relating to operating expenses and expenses relating to drug regulatory filings and clinical trials for Product R. We currently do not have cash availability to meet our anticipated expenditures, however, up to $50 million is available to us under the equity line of credit subject to certain conditions.

         We are currently seeking additional financing. If none of our outstanding options and warrants are exercised, we do not draw down on the equity line of credit, and we obtain no other additional financing, in order for us to achieve the level of operations contemplated by management, management anticipates that we will have to limit intentions to expand operations beyond current levels.

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         We anticipate that we will be required to sell additional securities to obtain the funds necessary to further our research and development activities.
We are currently seeking debt financing, licensing agreements, joint ventures and other sources of financing, but the likelihood of obtaining such financing on favorable terms is uncertain. Management is not certain whether, at present, debt or equity financing will be readily obtainable on favorable terms. Because of the large uncertainties involved in the FDA approval process for commercial drug use on humans, it is possible that we may never be able to sell Product R commercially. Please see page 5 of the prospectus for a discussion of other risk factors.

                              PLAN OF DISTRIBUTION

         Pursuant to this prospectus supplement no. 5, we are offering 1,518,519 shares of our common stock to Harbor View Group, Inc.,. We have entered into a Stock Purchase Agreement dated as of December 17, 2001 with Harbor View pursuant to which we will issue and sell to Harbor View 1,518,519 shares of our common stock at a negotiated price of $0.27 per share, for a total purchase price of $410,000. We have entered into several securities purchase arrangements with Harbor View during the past three years. Pursuant to the Stock Purchase Agreement, Harbor View has agreed not to issue, sell, transfer or otherwise dispose of the shares being offered and purchased hereby for a period of 90 days from the date hereof. Harbor View has informed us that, including the shares offered and purchased hereby, Harbor View beneficially owns approximately 16.3 million shares of our common stock (which represents approximately 4.1% of our outstanding common stock), of which approximately 7 million shares are issuable upon the exercise of currently exercisable warrants with exercise prices ranging from $.21 to $.56.

         Harbor View is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sale of the shares purchased from us as described in this prospectus supplement no. 5. Broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may also be deemed to be underwriters. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

         During the time Harbor View is engaged in distributing shares covered by this prospectus supplement no. 5 and accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4, Harbor View may be subject to, among other regulations, Regulation M under the Securities Exchange Act of 1934. With certain exceptions, to the extent Harbor View is subject to Regulation M, it may not engage in any stabilization activity in connection with our securities, must furnish each broker who offers shares of common stock covered by this prospectus supplement no. 5 and accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4 with the number of copies of this prospectus supplement no. 5 and accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4 which are required by each broker, and may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

                           MARKET FOR OUR COMMON STOCK

         Our common stock is traded on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol "ADVR." On December 13, 2001 the high and low bid prices for our common stock on the Bulletin Board were $0.31 and $0.29, respectively. As of December 13, 2001, we had 393,630,196 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement no. 5 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3 and 4. We incorporate the documents indicated on page 9 of our prospectus.

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